Exhibit 99.7

February 28, 2013

By Email, Facsimile and Federal Express

The Board of Directors of Affinity Gaming

c/o Affinity Gaming

3755 Breakthrough Way, Suite 300

Las Vegas, NV 89135

Dear Sirs:

Reference is made to the proposal letter we delivered to you on February 10, 2013 (the “Proposal Letter”), in which we submitted a non-binding proposal to acquire all of the outstanding common shares of Affinity Gaming (the “Company”) that are not already owned by Z Capital Partners, L.L.C. and its affiliates (“Z Capital”) on terms and subject to the limitations and conditions as set forth therein.  I write to you on behalf of Z Capital to confirm that the proposal set forth in the Proposal Letter expired pursuant to its stated terms at the close of business on February 15, 2013, and we believe that further discussions at this time with you and other representatives of the Company regarding a potential acquisition transaction will not be productive.

Sincerely,

/s/ James J. Zenni, Jr.
James J. Zenni, Jr. of
Z Capital Partners, L.L.C.

Two Conway Park • 150 Field Drive • Suite 300 • Lake Forest, IL 60045 • (847) 235-8100 • Fax (847) 235-8111